SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2015
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – IR 11/15

Copel Distribuição’s captive market grows by 1.3% in 1H15

Copel Distribuição

Captive Market

Copel Distribuição’s electricity sales to the captive market totaled 12,223 GWh in 1H15, 1.3% up on 1H14. The following table shows captive market trends by consumption segment:

	Number of Customers					Energy sold (GWh)
	Jun-15	Jun-14	Var. %	2Q15	2Q14	Var. %	1H15	1H14	Var. %
Residential	3,487,127	3,386,848	3.0	1,686.0	1,749	(3.6)	3,583	3,672	(2.4)
Industrial	90,963	91,299	(0.4)	1,765.4	1,703	3.7	3,418	3,288	3.9
Commercial	372,543	348,381	6.9	1,352.8	1,293	4.6	2,851	2,740	4.1
Rural	371,632	372,711	(0.3)	552.2	547	0.9	1,203	1,186	1.4
Other	56,935	56,565	0.7	579.1	586	(1.2)	1,168	1,176	(0.7)
Captive Market	4,379,200	4,255,804	2.9	5,934.6	5,878	1.0	12,223	12,062	1.3

The residential segment consumed 3,583 GWh in 1H15, 2.4% down, reflection of the high 2014 comparison base due to the high temperatures recorded earlier that year, aligned with the reduction in average consumption. At the end of June 2015, this segment accounted for 29.3% of Copel’s captive market, totaling 3,478,127 residential customers.

Consumption from the industrial segment grew by 3.9% to 3,418 GWh, due to the return to the captive market of free customers. At the end of the period, this segment represented 28.0% of Copel’s captive market, with the Company supplying power to 90,963 industrial customers.

The commercial segment consumed 2,851 GWh between January and June 2015, 4.1% up year on year, due to the 6.9% increase in the number of clients, partially offset by lower average consumption, as a result of lower temperatures at the beginning of 2015. At the end of June, this segment represented 23.3% of Copel’s captive market, with the Company supplying power to 372,543 commercial customers.

The rural segment consumed 1,203 GWh, growing by 1.4% in 1H15, mainly due to the sustained excellent performance of agribusiness in the State of Paraná. At the end of June, this segment represented 9.8% of Copel’s captive market, with the Company supplying power to 371.632 rural customers.

Consumption from other segments (public agencies, public lighting, public services and own consumption) presented a slight decrease compared to the same period in 2014 totaling 1,168 GWh. These segments jointly accounted for 9.6% of Copel’s captive market, totaling 56,935 customers at the end of the period.

* Amounts subject to rounding adjustments.

Notice to the Market – IR 11/15

Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the State of Paraná, and all free consumers within the Company’s concession area, remained flat in 1H15, as shown in the following table:

	Number of Customers / Agreements					Energy Sold (GWh)
	Jun-15	Jun-14	Var. %	2Q15	2Q14	Var. %	1H15	1H14	Var. %
Captive Market	4,379,200	4,255,804	2.9	5,935	5,878	1.0	12,223	12,062	1.3
Concessionaries and Licensees	6	6	-	195	190	2.3	382	358	6.6
Free Customers ¹	126	131	(3.8)	1,022	1,144	(10.7)	2,052	2,239	(8.4)
Grid Market	4,379,332	4,255,941	2.9	7,152	7,212	(0.8)	14,657	14,659	-
¹ All free customers served by Copel GeT and other suppliers at the Copel DIS concession area.

Copel’s Consolidated Market

Electricity Sales to Final Customers

Copel’s electricity sales to final customers, composed of Copel Distribuição's sales in the captive market and Copel Geração e Transmissão’s sales in the free market, increased by 0.9% in the first six months of 2015.

The table below shows electricity sales by consumption segment:

	Segment	Market			Energy Sold (GWh)
			2Q15	2Q14	Var. %	1H15	1H14	Var. %
Residential			1,686	1,749	(3.6)	3,583	3,672	(2.4)
		Total	2,727	2,654	2.8	5,377	5,283	1.8
Industrial		Captive	1,765	1,703	3.7	3,418	3,288	3.9
		Free	962	951	1.2	1,959	1,995	(1.8)
		Total	1,356	1,296	4.6	2,857	2,746	4.0
Commercial		Captive	1,353	1,293	4.6	2,851	2,740	4.1
		Total	3	3	-	6	6	-
Rural			552	547	0.9	1,203	1,186	1.4
Other			579	586	(1.3)	1,168	1,176	(0.7)
Energy Supply			6,900	6,832	1.0	14,188	14,063	0.9

* Amounts subject to rounding adjustments.

Notice to the Market – IR 11/15

Total Energy Sold

Copel’s total energy sales, composed of the sales of Copel Distribuição and Copel Geração e Transmissão in all the markets, came to 22.171 GWh in the first half of 2015, 1.2% up on the same period last year. Copel Geração e Transmissão's sales reached 9.432 GWh until June, 1.0% up on the same period in 2014.

The following table shows Copel’s total electricity sales broken down between Copel Distribuição and Copel Geração e Transmissão:

	Number of Customers / Agreements					Energy Sold (GWh)
	Jun-15	Jun-14	Var. %	2Q15	2Q14	Var. %	1H15	1H14	Var. %
Copel DIS
Captive Market	4,379,200	4,255,804	2.9	5,935	5,878	1.0	12,223	12,062	1.3
Concessionaries and Licensees	4	4	-	181	177	2.5	351	345	1.9
CCEE (MCP)	-	-	-	164	175	(6.1)	164	175	(6.1)
Total Copel DIS	4,379,204	4,255,808	2.9	6,280	6,230	0.8	12,738	12,582	1.2
Copel GeT
CCEAR (Copel DIS)	1	1	-	62	93	(33.9)	122	197	(37.8)
CCEAR (other concessionaries)	39	39	-	1,093	1,112	(1.7)	2,276	2,352	(3.2)
Free Customers	27	29	(6.9)	965	954	1.2	1,965	2,001	(1.8)
Bilateral Agreements ¹	25	32	(21.9)	1,708	1,724	(0.9)	3,402	3,717	(8.5)
CCEE (MCP) ²	-	-	-	143	567	(74.7)	1,668	1,069	56.0
Total Copel GeT	92	101	(8.9)	3,971	4,450	(10.8)	9,432	9,336	1.0
Total Copel Consolidated	4,379,296	4,255,909	2.9	10,251	10,680	(4.0)	22,171	21,918	1.2
Note: Not considering the energy from MRE (Energy Relocation Mechanism).
¹ Includes Short Term Sales Agreements.
² Assured Power allocated in the period, does not consider the impact of the GSF.
CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market.

Araucária Thermal Power Plant

In addition, the energy dispatched by the Araucária Thermal Power Plant totaled 1.827 GWh between January and June 2015. All the energy generated by the plant is sold in the short-term market.

						GWh
TPP Araucária - UEGA	2Q15	2Q14	Var. %	1H15	1H14	Var. %
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
Own Generation¹	864	872	(0.9)	1,827	1,529	19.5
Font: ONS
¹ Value of gross generation verified by ONS, without considering losses of the Basic Network associated with the plant.

Curitiba, July 27, 2015.

* Amounts subject to rounding adjustments.

Luiz Eduardo da Vega Sebastiani

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 27, 2015

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.